Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,
	2013	2012
Net Income	$133,901,000	$128,988,000

Basic weighted average shares outstanding	92,195,368	96,896,301
Diluted weighted average shares outstanding	93,297,269	97,826,001
Basic net income per share	$1.45	$1.33

Diluted net income per share	$1.44	$1.32

	Six Months Ended June 30,
	2013	2012
Net Income	$253,533,000	$247,665,000

Basic weighted average shares outstanding	92,844,245	98,482,330
Diluted weighted average shares outstanding	94,043,778	99,682,880
Basic net income per share	$2.73	$2.51

Diluted net income per share	$2.70	$2.48